

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Michel Brousset
Chief Executive Officer
Waldencast Acquisition Corp.
10 Bank Street, Suite 560
White Plains, NY 10606

> **Re: Waldencast Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1 Filed March 1, 2021**
> **Amendment No. 2 to Registration Statement on Form S-1 Filed March 8, 2021**
> **File No. 333-253370**

Dear Mr. Brousset:

We have reviewed your amended registration statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 1, 2021

Management
Conflicts of Interest, page 108

1. Here and elsewhere in your filing, as applicable, please include more detail regarding the performance fee allocation that members of your sponsor are entitled to receive upon certain benchmark returns, including, but not limited to, the specific benchmarks and how the fee will be calculated.

Michel Brousset
Waldencast Acquisition Corp.
March 10, 2021
Page 2

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Gregg A. Noel, Esq.